# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MERCER INTERNATIONAL INC., CIK 0001333274
CUSIP: 588056101
Title of class of securities: Common Stock, par value $1.00
Address of issuer's principal executive offices: Suite 1120, 700 West Pender Street, Vancouver, British Columbia Canada (A1), V6C 1G8
Date of event which requires filing of this statement: 05/19/2026
Amends the filing with accession number 0001193805-10-000792
Filed by CIK 0000897485
Persons authorized to receive notices and communications: Peter R. Kellogg, 48 Wall Street, 30th Floor, New York, New York (NY), 10005, (212) 389-5841

## Reporting persons
- Peter R. Kellogg (CIK 0000897485): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 25,380,929; shared voting power 0; sole dispositive power 25,380,929; shared dispositive power 0; aggregate amount beneficially owned 24,469,540 (37.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $1.00
Name of issuer: MERCER INTERNATIONAL INC.
Address of issuer's principal executive offices: Suite 1120, 700 West Pender Street, Vancouver, British Columbia Canada (A1), V6C 1G8

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on May 19, 2026, Mr. Kellogg beneficially owned an aggregate of 25,380,929 shares, constituting approximately 37.9% of the shares outstanding.
Number of shares as to which each person has sole or shared power to vote or dispose: As of the close of business on May 19, 2026, Mr. Kellogg beneficially owned an aggregate of 25,380,929 shares, constituting approximately 37.9% of the shares outstanding.
Transactions in the class effected during the past sixty days:
During May 12, 2026 through May 19, 2026, entities controlled by Mr. Kellogg purchased an aggregate of 1,000,000 shares at prices ranging from approximately $0.84 to $0.96 per share through the Nasdaq Stock Market.
All such transactions have been reported on a Form 4 filed by Mr. Kellogg.

## Signatures
- Peter R. Kellogg: /s/ Marguerite Gorman, Marguerite Gorman, attorney-in-fact (05/19/2026)